

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2012

Via E-mail
Roxana Gloria Candela Calixto
President
Inka Productions Corp.
IV Etapa Pachacamac
MZ H2 Lot 31 Barrio 2 Sector 1
Villa el Salvador, Lima, Peru 42

> **Re: Inka Productions Corp.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed January 27, 2012**
> **File No. 333-171064**

Dear Ms. Calixto:

We have received your response to our prior comment letter to you dated December 19, 2011 and have the following additional comments.

General

1. We note your response to our prior comment 1 and your disclosure that you are a shell company. Please add a risk factor to account for implications of being designated as a shell company and delete the third paragraph in the Plan of Distribution section on page 14 that relates to sales in compliance with Rule 144.

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

2. We note that the consent of your independent registered public accounting firm filed as Exhibit 23.1 refers to the use of the report dated December 3, 2010 with respect to the financial statements for the year ended October 31, 2010. Please revise the consent so that it refers to the independent auditors report dated January 27, 2012 with respect to the financial statements for the year ended October 31, 2011.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Aldave at (202) 551-3601 or me at (202) 551-3750 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: via E-mail
        Faiyaz Dean, Esq.